UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 1

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CTI BIOPHARMA CORP.

(Name of Subject Company (Issuer))

CLEOPATRA ACQUISITION CORP.

(Name of Filing Person—Offeror)

A Wholly Owned Indirect Subsidiary of

SWEDISH ORPHAN BIOVITRUM AB (PUBL)

(Name of Filing Person—Parent of Offeror)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

12648L601

(CUSIP Number of Class of Securities)

Torbjörn Hallberg

Swedish Orphan Biovitrum AB (publ)

General Counsel and Head of Legal Affairs

Tomtebodavägen 23A

SE-112 76

Stockholm, Sweden

+46 8 697 20 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

R. Scott Shean, Esq.

Leah R. Sauter, Esq.

Latham & Watkins LLP

650 Town Center Drive

20th Floor

Costa Mesa, California

(714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 25, 2023 (as it may be amended and supplemented from time to time, the “Schedule TO”) by Cleopatra Acquisition Corp. (the “Purchaser”), a Delaware corporation and a wholly owned indirect subsidiary of Swedish Orphan Biovitrum AB (publ), a Swedish public limited liability company (“Sobi”). The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of CTI BioPharma Corp., a Delaware corporation (“CTI BioPharma”), at a price of $9.10 per Share, net to the seller in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions described in the offer to purchase, dated May 25, 2023 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer.”

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule TO.

Item 11.	Additional Information.

Section 17 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraphs immediately after the last paragraph of such subsection with the caption “Litigation:”

“On May 26, 2023, a purported CTI BioPharma stockholder filed a complaint against CTI BioPharma and each member of the Board of Directors of CTI BioPharma in the United States District Court for the Southern District of New York, captioned Ryan O’Dell v. CTI BioPharma, Corp., et al., Case No. 1:23-cv-04437 (the “O’Dell Complaint”).

On May 30, 2023, a purported CTI BioPharma stockholder filed a complaint against CTI BioPharma and each member of the Board of Directors of CTI BioPharma in the United States District Court for the Southern District of New York, captioned David Yoo v. CTI BioPharma, Corp., et al., Case No. 1:23-cv-04515 (the “Yoo Complaint”).

On May 31, 2023, a purported CTI BioPharma stockholder filed a complaint against CTI BioPharma and each member of the Board of Directors of CTI BioPharma in the United States District Court for the Southern District of New York, captioned Elaine Wang v. CTI BioPharma, Corp., et al., Case No. 1:23-cv-04545 (the “Wang Complaint”).

The complaints allege violations of Sections 14(d) and 14(e) of the Exchange Act and Rule 14d-9 thereunder against all defendants and violations of Section 20(a) of the Exchange Act against the individual defendants. The O’Dell and Wang Complaints seek injunctive relief preventing the consummation of the Merger Agreement and the transactions contemplated thereby (the “Transactions”), recission of the Merger Agreement or any of the terms thereof or a grant of rescissory damages, an accounting of damages, an award of plaintiff’s expenses including reasonable attorneys’ and expert fees and expenses, and such other relief the court may deem just and proper. The Yoo Complaint seeks injunctive relief enjoining the Transactions or awarding rescissory damages, dissemination of an updated Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), an award of plaintiff’s expenses including reasonable attorneys’ and expert fees and expenses, and such other relief the court may deem just and proper.

CTI BioPharma believes the claims asserted in each of the complaints are without merit. Additional lawsuits may be filed against CTI BioPharma and/or the Board of Directors of CTI BioPharma in connection with the Transactions, the Schedule TO and the Schedule 14D-9. If additional, similar complaints are filed, absent new or different allegations that are material, we will not necessarily announce such additional filings.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2023	SWEDISH ORPHAN BIOVITRUM AB (PUBL)

	By:	/s/ Henrik Stenqvist
Name: Henrik Stenqvist
Title: Authorized Officer

CLEOPATRA ACQUISITION CORP.

	By:	/s/ Torbjörn Hallberg
Name: Torbjörn Hallberg
Title: Authorized Officer